209 10th Avenue South – Suite 450

Nashville, Tennessee 37203

Telephone 615-301-3100

Facsimile 615-301-3200

http://www.healthstream.com

January 13, 2014

Via E-mail

Amanda Kim, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20459-6010

Re: HealthStream, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 000-27701

Dear Ms. Kim:

We have received the Commission’s letter dated January 7, 2014 (“Comment Letter”) in connection with the above referenced filing, and on behalf of HealthStream, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s Comment Letter.

For your convenience, we have set out the text of the comments from the Comment Letter, followed by our responses.

Form 10-K for the fiscal year ended December 31, 2012

PART II

Item 8. Financial Statements and Supplementary Data

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. MARKETABLE SECURITIES, page 43

1.

We note in your response to prior comment 1 that all marketable securities had contractual maturities of one year or less and were classified as current assets on the balance sheet. Please note that the classification of current assets as defined by the ASC 210-10-20 glossary is used to designate cash and other assets or resources commonly identified as those that are

Amanda Kim

January 13, 2014

reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. This classification may or may not coincide with one year or less investment maturity dates. Please clarify in future filings how your available-for-sale securities meet the definition of current assets as defined by ASC 210-10-20 and cite any other accounting literature that supports your conclusion.

RESPONSE: In future filings we will clarify how our available-for-sale securities meet the definition of current assets as defined by ASC 201-10-20 and other accounting literature supporting our conclusion.

5. BUSINESS COMBINATIONS, page 44

2.	We have reviewed your response to our prior comment 2. Please consider in future filings providing, as stated in your response, the qualitative descriptions of the factors that make up the goodwill recognized in conjunction with your acquisitions, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by ASC 805-30-50-1(a).

RESPONSE: In future filings we will consider other factors such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by ASC 805-30-50-1(a) when describing the qualitative factors that make up goodwill recognized in conjunction with our acquisitions.

Amanda Kim

January 13, 2014

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (615) 301-3163 if you have any questions. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Gerard M. Hayden, Jr

Gerard M. Hayden, Jr
Chief Financial Officer

cc:	J. Page Davidson (Bass Berry & Sims PLC)
D. Zukierski (Ernst & Young LLP)